EXHIBIT 99.1

Standard Lithium Reports Third Quarter 2026 Results

  Announced and Filed Positive Preliminary Economic Assessment (“PEA”) for the High-Grade 70,000 Tonnes Per Year Franklin Project
  Completed South West Arkansas Project (“SWA Project”) Customer Offtake Process through Binding Agreements with LG Energy Solution and Trafigura
  Advanced SWA Project Financing Process, the Key Remaining Workstream Prior to a Final Investment Decision (“FID”)
  Expect to Take FID by Q1 2027 Followed Promptly by Construction

VANCOUVER, British Columbia, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, today announced its financial and operating results for the three- and nine-month periods ended September 30, 2026.

“We had a busy and productive third quarter as we continue to advance important milestones and complete key workstreams for the Company,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We secured long-term commercial agreements with one of the world’s leading battery producers in LG Energy Solution as well as one of the largest global commodity traders in Trafigura. Our expanding partnerships are a testament to the high quality of the SWA Project and the importance of our role in developing a scalable and competitive domestic lithium supply chain. We also released a Preliminary Economic Assessment for the Franklin Project highlighting the strength of one of the biggest and highest-quality lithium brine resources in North America and our pathway to building a substantial portfolio of lithium projects.”

“With our customer offtake process now complete, we have moved to finalizing and closing the SWA Project financing as quickly as possible before taking FID and moving into construction.”

Highlights Subsequent to the Three-Month Period Ended September 30, 2026

All amounts are in US dollars unless otherwise indicated. All terms not otherwise defined have the meaning given to them under the CIM Definition Standards for mineral resources and mineral reserves.

  Files Positive PEA for Up to 70,000 Tonnes Per Year Battery-Quality Lithium Carbonate Franklin Project
  The PEA for the Franklin Project, the first defined project area of Smackover Lithium, the Company’s partnership with Equinor, in the East Texas region of the Smackover Formation, highlights the globally significant size and high quality of its brine position. It marks a key step towards Smackover Lithium’s goal of reaching over 100,000 tonnes of lithium chemical production per year in Texas through multiple phases and projects. The principal recommendation of the PEA is to advance the Franklin Project to a Preliminary Feasibility Study.
  Appoints Ralph Alexander to the Board of Directors
  On October 13, 2026, the Company announced the appointment of Ralph Alexander as an independent member of the Board of Directors, effective immediately. Mr. Alexander brings more than four decades of leadership across the global energy, chemicals, power and infrastructure sectors. His extensive operating, investment and public company governance experience will add valuable perspective as Standard Lithium advances its portfolio of large-scale projects.

Highlights From Three-Month Period Ended September 30, 2026

  Exceeds Targeted Customer Offtake Volumes for SWA Project
  Amended binding commercial offtake agreement with Trafigura, a market leader in the global commodities industry. The amendment provided the additional offtake volumes to complete the SWA Project’s customer offtake process and move to finalizing the ongoing debt financing process. The initial target was to secure customer offtake agreements for roughly 80% (18,000 tonnes) of the 22,500 tonnes of annual nameplate battery-quality lithium carbonate capacity in its initial phase. Together with the agreement with LG Energy Solution, total commitments have reached up to 20,000 tonnes per year for 10 years.
  Signs Binding Customer Offtake with LG Energy Solution (“LGES”) for the SWA Project
  Signed a second binding commercial offtake agreement with LGES, a leading global manufacturer of lithium-ion batteries. The SWA Project will supply LGES with 8,000 tonnes per year of battery-quality lithium carbonate over a 10-year period following the start of commercial production. Pricing and other key commercial terms are subject to confidentiality but have been structured to support the SWA Project financing.
  Announces Positive PEA for the Franklin Project, its First Lithium Project in East Texas
  The PEA, which contemplates annual production capacity of up to 70,000 tonnes of battery-quality lithium carbonate, is highlighted by attractive economics including an unlevered pre-tax net present value of $5.9 billion, an internal rate of return of 25.7% and a three-year payback period, along with average annual lithium cash operating cost of $4,226/t and a capital intensity of $49,945/t. Additionally, it includes an upgraded and upsized Mineral Resource with some of the highest lithium-in-brine concentrations reported in North America. The PEA also considers a scenario based on a co-located bromine facility of 50,000 tonnes per year alongside the lithium operation. Standard Lithium and Equinor anticipate further evaluating potential commercial opportunities for both bromine and potash given the significant scale and quality of the resources, as well as the designation of potash as a U.S. critical mineral in 2025.
  Demonstrates Successful Use of South West Arkansas Lithium Carbonate in North American LFP Battery Cells
  Lithium carbonate produced from the SWA Project pilot plant was successfully used by Nano One® to manufacture lithium iron phosphate cathode active material and battery cells in North America. The testing provides further validation of SWA Project’s process flowsheet and the suitability of its battery-quality lithium carbonate in downstream applications and advances the Company’s commitment to technological innovation and support for the development of a domestic, fully integrated energy storage supply chain.
  Cash and working capital of $118.1 million and $114.4 million, respectively, as of September 30, 2026.
  The Company has no term or revolving debt obligations as of September 30, 2026.

SWA Project Final Investment Decision

Significant progress has been made year-to-date, with three of the four primary deliverables required prior to taking FID at the SWA Project completed: executing the engineering, procurement, construction and commissioning (EPCC) and the engineering, procurement and construction management (EPCM) construction vendor contracts, receiving National Environmental Policy Act (NEPA) approval from federal regulators, and concluding the customer offtake process.

The EPC and EPCM have been operating under a Limited Notice to Proceed for the last six months, focusing on key activities to de-risk the SWA Project and optimize the construction schedule. This includes detailed engineering, identifying long-lead time items with vendors, completing relevant construction permitting, team building and community engagement. They are expected to transition to a Full Notice to Proceed promptly following a positive FID.

Smackover Lithium continues to advance the project financing workstream as the key remaining milestone for achieving FID. The Company has been working closely with the Export Credit Agencies (“ECAs”), including the Export-Import Bank of the United States (EXIM), Export Development Canada (EDC) and Export Finance Norway (Eksfin), each of which remains highly interested in supporting the SWA Project. While the ECA financing process has taken longer than initially anticipated, the comprehensive due diligence review is substantially complete without any material concerns.

Smackover Lithium is now targeting over $1.2 billion in total senior secured project debt, exceeding its initial expectations of up to $1.1 billion. The Company is actively working to finalize all reserve facility funding requirements, which will inform the final SWA Project sources and uses and enable the completion of binding legal agreements and the credit approval processes by the ECAs as quickly as possible. Based on the current financing timeline, Smackover Lithium now expects to take FID by the end of the first quarter of 2027, with construction beginning shortly thereafter.

Three-Month Period Ended September 30, 2026 Webcast

The Company will hold a webcast to discuss its three-month period ended September 30, 2026 on Monday, November 16th at 4:30 p.m. ET. Live access as well as a replay will be available via webcast.

Webcast Details
Standard Lithium Q3 2026 Earnings Call and Webcast
November 16, 2026 4:30 p.m. Eastern Time (USA and Canada)

Attendee Webcast Link: https://events.q4inc.com/attendee/170915932

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the three- and nine-month periods ended September 30, 2026, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Qualified Person

All scientific and technical disclosure in this release was reviewed and approved by Mr. Stephen Ross, P.Geo., British Columbia, Vice President of Resource Development for Standard Lithium and a Qualified Person for purposes of, and as that term is defined in, National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mr. Ross is not independent of the Company.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated direct lithium extraction and purification process. The Company’s flagship projects are in the Smackover Formation, an attractive lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the SWA Project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas, including the highest known lithium brine grade project in North America, the Franklin Project.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Visit the Company’s website at www.standardlithium.com for more information.

Department of Energy Acknowledgement and Disclaimer

This material is based upon work supported by the U.S. Department of Energy's Office of Critical Minerals and Energy Innovation under award Number DE-MS0000099. The views expressed herein do not necessarily represent the views of the U.S. Department of Energy or the United States Government.

Investor Inquiries
Daniel Rosen
+1 604 409 8154
investors@standardlithium.com

Media Inquiries
media@standardlithium.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “contemplate”, “target”, “plan”, “forecast”, “may”, “could”, “will”, “would”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the cost and timing of any development of the SWA Project, construction of, and production at, the SWA Project, expected attributes of the SWA Project, regulatory or government requirements or approvals, continued exploration and advancement of the Franklin Project, the anticipated timing of FID, the anticipated timing of a Preliminary Feasibility Study on the Franklin Project, the size and quality of the Franklin Project brine position, future expansion of leaseholds in East Texas, the timing and ability to complete vendor contracts and SWA Project debt agreements, the timing and success of the commercial bank process, and its ability to provide a portion of the financing package under both ECA-covered and uncovered tranches, Mr. Alexander’s experience adding value to the Company’s board of directors, the Company’s ability to create a scalable and competitive domestic lithium supply chain and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.